UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-41096

MOLEKULE GROUP, INC.

(Exact name of registrant as specified in its charter)

10455 Riverside Drive, Suite 100, Palm Beach Gardens, FL 33410 (833) 652-5326

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

none

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:         5*

* As previously disclosed, on October 3, 2023, Molekule Group, Inc. (the “Company”) and its wholly owned subsidiary, Molekule, Inc. (the “Debtors”), filed a voluntary petition in the United States Bankruptcy Court for the Southern District of Florida (the “Bankruptcy Court”) for relief under the provisions of Chapter 11 of Title 11 of the United States Code. By order entered on February 5, 2024, the Bankruptcy Court confirmed the Chapter 11 Plan of Reorganization of the Debtors (the “Plan”). The Plan became effective on February 20, 2024 (the “Effective Date”). Pursuant to the Plan, all shares of common stock in the Company were deemed cancelled and extinguished upon the Effective Date, and immediately after on the Effective Date, 63% of the new equity interests in the reorganized Debtor was awarded to the DIP Lenders consisting of four entities. The remaining 37% of the new equity interests in the reorganized Debtor was awarded to the two holders of the Secured Mezz Term Loan Claims, with one such holder also being one of the DIP Lender entities. As a result, as of the Effective Date by order of the Bankruptcy Court, 100% of the reorganized Debtor is owned by 5 new shareholders. Subject to the underwriter restrictions in section 1145 of the Bankruptcy Code, the offering, issuance, and distribution of any securities pursuant to the Plan, including the new equity interests of the reorganized Debtor awarded to the above 5 shareholders, are exempt from the registration requirements of section 5 of the Securities Act of 1933 or any similar federal, state, or local law in reliance on section 1145 of the Bankruptcy Code.

Pursuant to the requirements of the Securities Exchange Act of 1934 Molekule Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 27, 2024	By:	/s/ Ryan M. Patch
Ryan M. Patch, authorized signatory